Eric C. Jensen

T: +1 650 843 5049

ejensen@cooley.com

December 9, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng
Matthew Crispino

RE:	Zynga Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed on December 2, 2011
File No. 333-175298

Ladies and Gentlemen:

On behalf of Zynga Inc. (“Zynga” or the “Company”), we are submitting this letter and the following information in response to a letter, dated December 6, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on July 1, 2011, Amendment No. 1 to the Registration Statement on Form S-1, filed on July 18, 2011, Amendment No. 2 to the Registration Statement on Form S-1, filed on August 11, 2011, Amendment No. 3 to the Registration Statement on Form S-1, filed on September 21, 2011, Amendment No. 4 to the Registration Statement on Form S-1, filed on October 13, 2011, Amendment No. 5 to the Registration Statement on Form S-1, filed on November 4, 2011, Amendment No. 6 to the Registration Statement on Form S-1, filed on November 17, 2011, and Amendment No. 7 to the Registration Statement on Form S-1, filed on December 2, 2011. We are also electronically transmitting for filing Amendment No. 8 (the “Amendment”) to the Registration Statement. We are sending the Staff a courtesy package of this letter and the Amendment, including a version that is marked to show changes to Amendment No. 7 to the Registration Statement on Form S-1, filed on December 2, 2011.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amendment. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Critical Accounting Policies and Estimates

Valuation of Our Common Stock and Series Z Preferred Stock, page 70

1.

We note your response to prior comment 42 of our letter dated July 28, 2011. Revise your disclosures to reconcile, explain and discuss each significant factor contributing to the difference between the fair value of the underlying stock as of the most recent

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

December 9, 2011

valuation date ($17.20 per share) and the midpoint of your IPO offering range ($9.25 per share).

In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 75 of the Amendment.

Principal and Selling Stockholders, page 132

2.	Please disclose the natural persons(s) who have voting and dispositive power over the shares of your common stock being sold by the entities affiliated with SilverLake Partners. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

In response to the Staff’s comment, the Company has revised the disclosure on page 136 of the Amendment.

* * *

Please contact me at (650) 843-5049 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

COOLEY LLP

/s/ Eric C. Jensen

Eric C. Jensen

cc:	David M. Wehner, Zynga Inc.
Reginald D. Davis, Zynga Inc.
Karyn R. Smith, Zynga Inc.
Devang S. Shah, Zynga Inc.
Chrystal N. Menard, Zynga Inc.

Kenneth L. Guernsey, Cooley LLP
John T. McKenna, Cooley LLP

Keith F. Higgins, Ropes & Gray LLP
Brian C. Erb, Ropes & Gray LLP

Pat Hyek, Ernst & Young, LLP
Remco Bartman, Ernst & Young, LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM